UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR

For Period Ended:	June 30, 2002

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NEOTHERAPEUTICS, INC.

Full Name of Registrant

Former Name if Applicable

157 TECHNOLOGY DRIVE

Address of Principal Executive Office (Street and Number)

IRVINE, CA 92618

City, State and Zip Code

PART II— RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20F, 11-K, 10-Q, and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company has been unable to complete the Form 10-Q in a timely manner without unreasonable effort and expense because the Company’s board of directors and executive management are engaged in discussions regarding the Company’s strategic plans and alternatives, the results of which may significantly impact the financial statements, footnotes to the financial statements and other disclosures contained in the Form 10-Q. Therefore, the Company hereby requests additional time in which to file its Form 10-Q to ensure that the disclosures in the Form 10-Q are accurate and correct.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

SAMUEL GULKO	(949)	788-6700

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒  Yes  ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $5.1 million for its fiscal quarter ended June 30, 2002 as compared to a net loss of approximately $6.6 million for its fiscal quarter ended June 30, 2001. The decrease in the net loss was due primarily to the Company completing a pivotal clinical trial for Neotrofin in patients with Alzheimer’s disease that resulted in a decrease in outside clinical research site costs and a decrease in product manufacturing costs, and a decrease in salary and related benefit costs due to a decrease in personnel.

NeoTherapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2002	By /s/ SAMUEL GULKO SAMUEL GULKO, CHIEF FINANCIAL OFFICER